

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-mail
Steven L. Childers
Senior Vice President and Chief Financial Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

> **Re: Consolidated Communications Holdings, Inc.**
> **Form S-4**
> **Filed March 28, 2012**
> **File No. 333-180407**

Dear Mr. Childers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material United States Federal Income Tax Consequences, page 70

1. Please remove the statement "[t]his summary is for general information only" from the first sentence of the second paragraph of this section. Investors are entitled to rely on the opinion expressed.

Treatment of the Mergers as a Reorganization – General, page 71

2. We note the language "[t]he following discussion assumes the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code." However because this discussion represents the tax opinions of counsels, the discussion cannot assume that the merger will constitute a "reorganization" because this legal determination is fundamental to the question of whether the transaction will be taxable to U.S. holders. Please revise to make clear that counsels' opinions include the conclusion that the Mergers will constitute a reorganization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Steven L. Childers
Consolidated Communications Holdings, Inc.
April 4, 2012
Page 3

You may contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
Alexander B. Young, Esq.
Schiff Hardin LLP